SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 02 July 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Transaction in Own Shares
Enclosure 3	Director/PDMR Shareholding
Enclosure 4	Transaction in Own Shares
Enclosure 5	Transaction in Own Shares
Enclosure 6	Transaction in Own Shares
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Director/PDMR Shareholding
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure 11	Director/PDMR Shareholding
Enclosure 12	Transaction in Own Shares
Enclosure 13	Transaction in Own Shares
Enclosure 14	Transaction in Own Shares
Enclosure 15	Transaction in Own Shares
Enclosure 16	Holding(s) in Company
Enclosure 17	Total Voting Rights

Enclosure 1

Wednesday 06 June 2012

BT GROUP PLC
 TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 131,306 ordinary shares at a minimum price of 61 pence per share and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 345,322,004 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,805,905,025.

The above figure (7,805,905,025) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 12 June 2012

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 189,662 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

 BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 345,132,342 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,806,094,687.

The above figure (7,806,094,687) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the sharesor debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

IAN LIVINGSTON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE DIRECTOR UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE GRANT OF OPTIONS TO THE ABOVE DIRECTOR UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

13 JUNE 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING : S HARES - 2,335,752
BT GROUP DEFERRED BONUS PLAN: SHARES -2,021,773
BT GROUP INCENTIVE SHARE PLAN: SHARES - 3,041,480
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 17,191 SHARES

16. Date issuer informed of transaction

13 JUNE 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

13 JUNE 2012

18. Period during which or date on which it can be exercised

01 AUGUST 2015 - 31 JANUARY 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved ( class and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise £1.89

22. Total number of shares or debentures over which options held following notification

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,285 SHARES.

23. Any additional information

NIL

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNAWATCH

Date of notification

14 JUNE 2012

END

Enclosure  4

BT GROUP PLC
14 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 14 June 2012 it purchased from J.P. Morgan Securities Ltd. 3,000,000 ordinary shares at an average price of 202.3921 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 348,132,342 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,803,094,687.

The above figure 7,803,094,687 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure  5

BT GROUP PLC
15 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 15 June 2012 it purchased from J.P. Morgan Securities Ltd. 3,500,000 ordinary shares at an average price of 200.6624 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 351,632,342 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,799,594,687

The above figure 7,799,594,687 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure  6

BT GROUP PLC
18 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 18 June 2012 it purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 200.8881 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 353,632,342 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,797,594,687

The above figure 7,797,594,687 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issue should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

KAREN RICHARDSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

KAREN RICHARDSON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF AMERICAN DEPOSITARY SHARES

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS REPRESENTS 10 ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KAREN RICHARDSON

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

300 AMERICAN DEPOSITARY SHARES (BEING 3,000 ORDINARY SHARES)

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction $31.6142 PER SHARE

14. Date and place of transaction

18 JUNE 2012, BOSTON MA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

300 AMERICAN DEPOSITARY SHARES (3,000 ORDINARY SHARES)

16. Date issuer informed of transaction

18 JUNE 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

19 JUNE 2012

END

Enclosure  8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuershould complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuershould complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

CLIVE SELLEY

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SALE OF 75,000 BT GROUP PLC ORDINARY SHARES BY CLIVE SELLEY

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CLIVE SELLEY

8 State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed 75,000

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.00517477

14. Date and place of transaction

18 JUNE 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLIVE SELLEY

PERSONAL HOLDING : SHARES - 98,207
BT GROUP DEFERRED BONUS PLAN: SHARES - 170,266
BT GROUP INCENTIVE SHARE PLAN: SHARES - 581,647
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

16. Date issuer informed of transactions

18 JUNE 2012

If a person discharging managerial responsibilities as been granted options by the issuer Complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of  shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of  issuer responsible for making notification

ANDREW BENNETT

Date of notification

19 JUNE 2012

END

Enclosure  9

Tuesday 19 June 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 95,324 ordinary shares at a minimum price of 61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 353,537,018 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,797,690,011.

The above figure (7,797,690,011) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure  10

BT GROUP PLC

20 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 June 2012 it purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 202.664 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 355,537,018 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,795,690,011

The above figure 7,795,690,011 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure  11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an ssuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An ssuer aking a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An ssuer aking a notification in respect of a derivative relating to the shares of the isuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the sharesof the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

IAN LIVINGSTON

TONY CHANMUGAM

CLARE CHAPMAN

JEFF KELLY

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities /director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 1,143,292

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 664,619

TONY CHANMUGAM

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 529,004

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 224,265

CLARE CHAPMAN

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 200,230

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 61,145

JEFF KELLY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 504,284

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 187,972

ROEL LOUWHOFF

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 259,558

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 150,865

GAVIN PATTERSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 563,612

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 227,311

CLIVE SELLEY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -163,150

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -

85,103

NIGEL STAGG

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 177,982

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 78,995

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed ( treasury share of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.022667

14. Date and place of transaction

20 JUNE 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING : S HARES - 2,335,752
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,686,392
BT GROUP INCENTIVE SHARE PLAN: SHARES - 4,184,772
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 17,191 SHARES.

TONY CHANMUGAM

PERSONAL HOLDING :SHARES - 499,05
BT GROUP DEFERRED BONUS PLAN: SHARES - 811,132
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,862,287
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

CLARE CHAPMAN

PERSONAL HOLDING : SHARES - 20,695
BT GROUP DEFERRED BONUS PLAN: SHARES - 61,145
BT GROUP INCENTIVE SHARE PLAN: SHARES - 200,230

JEFF KELLY

PERSONAL HOLDING: SHARES - 386,230
BT GROUP DEFERRED BONUS PLAN: SHARES - 258,499
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,835,718

ROEL LOUWHOFF

PERSONAL HOLDING : SHARES - 1,253,819
BT GROUP DEFERRED BONUS PLAN: SHARES - 683,910
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,010,670
BT GROUP EMPLOYEE SHARESAVE INTERNATIONAL SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: SHARES - 1,009.616
BT GROUP DEFERRED BONUS PLAN: SHARES - 883,826
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,974,247
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY

PERSONAL HOLDING : SHARES - 98,207
BT GROUP DEFERRED BONUS PLAN: SHARES - 255,369
BT GROUP INCENTIVE SHARE PLAN: SHARES - 580,042
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

NIGEL STAGG

PERSONAL HOLDING : SHARES - 182,975
BT GROUP DEFERRED BONUS PLAN: SHARES - 273,349
BT GROUP INCENTIVE SHARE PLAN: SHARES - 539,023
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transactions

20 June 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

21 JUNE 2012

END

12

BT GROUP PLC

21 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 21 June 2012 it purchased from J.P. Morgan Securities Ltd. 3,000,000 ordinary shares at an average price of 201.5665 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 358,537,018 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,792,690,011

The above figure 7,792,690,011 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 13

BT GROUP PLC
22 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 22 June 2012 it purchased from J.P. Morgan Securities Ltd. 1,000,000 ordinary shares at an average price of 203.464 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 359,537,018 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,791,690,011

The above figure 7,791,690,011 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 14

BT GROUP PLC

25 June 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 25 June 2012 it purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 202.678 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 361,537,018 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,789,690,011

The above figure 7,789,690,011 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 15

Tuesday 26 June 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 177,763 ordinary shares at a minimum price of Nil pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 361,359,255 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,789,867,774.

The above figure (7,789,867,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.
= ends =

Enclosure 16

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	26 June 2012
6. Date on which issuer notified:	27 June 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	10%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 5p Shares	771,047,068	771,047,068			780,050,209		10.01%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
780,050,209			10.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Invesco Advisers Inc. & Invesco Asset Management Ireland - 68,133
Invesco Asset Management GmbH & Invesco GT Management - 6302717
Invesco Asset Management Ltd & Invesco Asset Management Ireland - 3,256,477
Invesco Asset Management Ltd & Invesco Asset Management Japan - 1,272,181
Invesco Asset Management Japan - 824,641
Invesco Asset Management Dublin - 6,796,080
Invesco Asset Management GmbH - 2,475,020
Invesco Asset Management Limited - 193,777,999
Invesco Asset Management S.A (France) - 18,933
Invesco Australia Limited - 296,220
Invesco Austria & Invesco Asset Management GmbH - 144,186
Invesco GT Management S.A - 52,956
Invesco Hong Kong Limited - 1,727,943
Invesco Kapitalanlagegesellschaft GmbH - 888,261
Invesco Fund Managers Limited - 561,176,510
Invesco PowerShares Capital Management Ireland - 584,205
Invesco PowerShares Capital Management Limited - 241,967
ADR's 10:1 = 145,780

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Andrew Bennett
15. Contact telephone number:	020 7356 6027

Enclosure 17

 Friday 29 June 2012

BT GROUP PLC
TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 June 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 361,359,255 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,789,867,774

The above figure (7,789,867,774) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary

Date 02 July 2012